December 22, 2006

VIA FEDERAL EXPRESS AND EDGAR

Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549
Attn: Ms. Donna Levy

Re: Index Oil and Gas, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form SB-2
Filed November 29, 2006 (the “Amended Registration Statement No. 1”)
File No. #333-137957

Dear Ms. Levy:

This letter responds to comments contained in the Staff letter, dated December 14, 2006 addressed to Mr. Lyndon West, the Company’s Chief Executive Officer, with respect to the Company’s filing of the Amended Registration Statement No. 1.

We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the Amended Registration Statement No. 1 accordingly and filed an amended Registration Statement (the “Amended Registration Statement No. 2”) on December 22, 2006.

General

1.
Please update your disclosure in your SB-2 to reflect recent developments. We note for example that you filed a Form 8-K on December 7, 2006 to disclose your acquisition of interests in two new wells and an increase of your interest in two existing wells. Also discuss in MD&A the impact these transactions will have on you, including in how you will pay for the acquisitions, and their effect on cash flow, capital expenditures and liquidity.

Response:

We have revised the Amended Registration Statement No. 2 to include the Company’s disclosure of the Company’s recent developments in the “MD&A” section on p. 47, “Prospectus Summary” section on p. 7 and “Description of Business” section p. 38. In addition, the Company has revised its discussion in the “MD&A” section by including a subsection entitled “Investment Activity” which discusses the impact of the Company’s recent additions to its portfolio of assets (wells) and its increases in working interests in other wells on the Company’s costs and funds used for such acquisitions.

Selling Stockholders, page 15

2.
We note your response to our prior comment 3. However, there are still several entities for which you have not identified a natural person: no, 128, Marvel Economistas; no. 168, Mulberry Asesores S.L.; no. 185, Gerlach & Co.; no. 200, Rennington Ltd.; no. 206, ICON Corporate Finance; and no. 314, Blenton Management. In addition footnotes XXXIX, XL and XLI do not correspond with the named shareholder,

Response:

We have revised the Amended Registration Statement No. 2 to identify the natural person(s) for the above reference entities. Furthermore, we have also renumbered footnotes XXXIX, XL and XLI to correspond with the correct name of the selling shareholder.

3.
We note your response to our prior comment 7. Please specifically state whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer, and delete the language “except to the extent otherwise indicated.” if any selling shareholder is a broker-dealer, please identify it as an underwriter unless you can state that he obtained the securities being registered for resale as compensation for investment banking services. If any of them are affiliated with a registered broker-dealer, please identify them as an underwriter unless you can state that they purchased the securities in the ordinary course of business and. at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Response:

We have revised the Amended Registration Statement No. 2 to specifically state whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer and have deleted the language “except to the extent otherwise indicated.” None of the selling stockholders have advised us that they are broker-dealers or affiliates of broker-dealer or that they believe they are required to be a broker-dealer.

4.
We note your response to our prior comment 7, and re-issue it in part. Please address the manner in which each offering was conducted. Please also correct your disclosure on page 37 to state that all of your sales were made in reliance on Regulation S.

Response:

We have revised the Amended Registration Statement No. 2 to specifically address the manner in which each offering to Group A, B and C shareholders, respectively, was conducted. In particular, we have revised the disclosures to set forth that the offers and sales by the Company of its shares of common stock to the groups A and C shareholders were done in compliance with Regulation S promulgated under the Securities Act of 1933, as amended, and that the following procedures were followed in each offering:

1.	Each offer or sale was made in an offshore transaction.
2
International Capital Partners SA (“ICP”) was engaged to act as the placement agent for the offering to group C shareholders, and the Company paid certain fees to ICP as described in the “Selling Stockholders“ and “Recent Developments” sections.

3.	The offers and sales to groups A and C shareholders were also done through the selling efforts conducted by the Company, its affiliates and/or persons acting on behalf of any of the foregoing;
4.	No direct selling efforts were made in the United States by either the Company, a distributor, any respective affiliates or any person on behalf of any of the foregoing.
5.	Offering restrictions were, and are, implemented.
6.	No offer or sale was made to a U.S. person or for the account or benefit of a U.S. person.
7.	Each purchaser of the securities has certified that he or she was not a U.S. person and was not acquiring the securities for the account or benefit of any U.S. person.
8.
Each purchaser of the securities agreed to resell such securities only in accordance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an available exemption from registration; and agreed not to engage in hedging transactions with regard to such securities unless in compliance with the Act.

9.	The securities contain an appropriate restrictive legend.

We have also corrected the Company’s disclosures on pages 7 and 37 to state that all the Company’s sales discussed therein were made in reliance on Regulation S.

Engineering Comments

2006 Reserve Report

5.	Please tell us the basis for classifying the reserves of the Vieman #1 well in Brazoria County as proved.

Response:

Reserves for the Vieman #1 well are classified by the Company’s independent Reserve Auditor as Proven Undeveloped Developed (PUD) in accordance with the SEC’s Regulation S-X Rule 4-10 (A) Reserves Definition for Proven Undeveloped Developed reserves.

Specifically the Vieman #1 reservoir is 30 to 50 feet up-dip and in the same fault block as a formerly producing gas reservoir as confirmed by 3D seismic data.  The down-dip well watered out and left behind attic gas.

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me or Sasha Ablovatskiy at (212) 930-9700.

Very truly yours,

Date:	By:	/s/ Richard A. Friedman
Richard A. Friedman

cc: Mr. Lyndon West,
Chief Executive Officer